COMTECH TELECOMMUNICATIONS CORP.

305 N 54th Street

Chandler, Arizona 85226

July 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Bradley Ecker

Comtech Telecommunications Corp.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1, file No. 333-280839 (the “Registration Statement”), of Comtech Telecommunications Corp. (the “Company”) be accelerated to July 23, 2024 at 4:00 p.m., Eastern Time, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

* * *

Very truly yours,

By:	/s/ Michael A. Bondi
	Name:	Michael A. Bondi
	Title:	Chief Financial Officer